BREADBELLY LLC
Profit & Loss
January through November 2024

	Jan - Nov 24
Ordinary Income/Expense	
Income	
Grant	2,500.00
Sales	717,084.61
Sales Non-Taxable	1,008,591.87
Total Income	1,728,176.48
Cost of Goods Sold	
Cost of Goods Sold	397,675.09
Total COGS	397,675.09
Gross Profit	1,330,501.39
Expense	
Automobile Expense	2,084.66
Bad Debt	329.02
Bank Service Charges	60,062.26
Contract Labor	21,824.50
Dues and Subscriptions	767.86
Employee Meeting Cost	1,230.81
Equipment < $2500	2,752.00
Equipment Leasing/Rental	11,277.24
Gifts	11,976.00
Insurance Expense	42,538.15
Interest Expense	4,145.26
Internet	827.07
Job Listing	1,398.00
Legal Fees	3,274.35
Licenses and Permits	6,009.00
Meals & Dining	2,076.29
Office Supplies	4,474.23
Parking	65.31
Payroll Expenses	605,151.10
Payroll Service Fee	1,469.25
Payroll Tax Expenses	65,549.92
Pest control	2,820.00
Postage	280.00
Printing	124.86
Professional Fees	16,940.00
Rent Expense	38,500.00
Rent Office	30,000.00
Repairs and Maintenance	1,767.35
Security	100.00
Supplies	70,759.98
Taxes	4,109.19
Telephone Expense	1,883.20
Temporary Labor	400.00
Training	110.00

BREADBELLY LLC
Profit & Loss
January through November 2024

	Jan - Nov 24
Travel	1,369.14
Uniforms	10,159.16
Utilities	41,060.99
Total Expense	1,069,666.15
Net Ordinary Income	260,835.24
Other Income/Expense	
Other Income	
Interest Income	1,807.41
Tips Collected	172,308.94
Tips Paid Out	-170,406.09
Total Other Income	3,710.26
Other Expense	
Non Deductible Expenses	80.00
Total Other Expense	80.00
Net Other Income	3,630.26
Net Income	**264,465.50**

BREADBELLY LLC
Balance Sheet
As of November 30, 2024

	Nov 30, 24
ASSETS	
Current Assets	
Checking/Savings	
First Internet Bank	238,894.32
Technology Credit Union	26.03
Wells Fargo Checking 1147	211,974.48
Wells Fargo Saving 1990	5,435.94
Total Checking/Savings	456,330.77
Other Current Assets	
A-R	105.71
A/R-Toast	9,507.44
Cash Receivable Toast	896.57
Prepaid Pass Through Tax	6,064.00
Prepaid State Tax	1,503.00
Total Other Current Assets	18,076.72
Total Current Assets	474,407.49
Fixed Assets	
2018 Equipment	84,915.94
2018 Equipment A/D	-71,015.00
2018 Furniture	24,692.64
2018 Furniture A/D	-20,650.00
2018 Goodwill	53,601.89
2018 Goodwill A/D	-19,950.00
2018 Leasehold Improvements	25,478.20
2018 Leasehold Improvements A/D	-10,997.00
2019 Fixed Assets	4,653.43
2019 Fixed Assets A/D	-4,653.43
2019 Furniture	4,003.51
2019 Furniture A/D	-4,003.51
2019 Improvements	7,582.50
2019 Improvements A/D	-962.00
2021 Fixed Assets	15,977.16
2022 Fixed Assets	0.00
2023 Fixed Assets	6,446.36
2024 Fixed Assets	81,448.11
Pier 70 Improvements	-6,465.50
Total Fixed Assets	170,103.30
Other Assets	
Clement St. Security Deposit	3,750.00
Pier70 Security Deposit	24,775.20
Total Other Assets	28,525.20
TOTAL ASSETS	**673,035.99**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	26,041.42

BREADBELLY LLC
Balance Sheet
As of November 30, 2024

	Nov 30, 24
Total Accounts Payable	26,041.42
Credit Cards	
Credit Card	1,403.78
First Bankcard 3610	6,173.85
First Bankcard 8854	1,111.86
First Bankcard 9403	1,231.17
Total Credit Cards	9,920.66
Other Current Liabilities	
Gift Card Payable	9,230.38
Sales Tax Payable	6,354.16
Total Other Current Liabilities	15,584.54
Total Current Liabilities	51,546.62
Long Term Liabilities	
Loan from m2 Equipment Finance	13,242.11
Loan from m2 Equipment Finance1	10,060.06
Loan from SMBX LLC	394,902.44
Total Long Term Liabilities	418,204.61
Total Liabilities	469,751.23
Equity	203,284.76
TOTAL LIABILITIES & EQUITY	**673,035.99**

BREADBELLY LLC
Statement of Cash Flows
January through November 2024

	Jan - Nov 24
OPERATING ACTIVITIES	
Net Income	264,465.50
Adjustments to reconcile Net Income	
to net cash provided by operations:	
A-R	-105.71
A/R-Toast	18,664.79
Cash Receivable Toast	802.43
Prepaid Pass Through Tax	-6,287.00
Prepaid State Tax	-1,369.00
Shopify Receivable	208.04
Accounts Payable	2,877.73
Credit Card:WF Credit Card 0282	-51.69
Credit Card:WF Credit Card 6842	-1,971.30
Credit Card:WF Credit Card 9599	364.88
First Bankcard 3610	156.94
First Bankcard 8854	-213.62
First Bankcard 9403	1,205.15
Gift Card Payable	1,384.10
Payroll Tax Liabilities	-26,009.94
Sales Tax Payable	1,932.16
Net cash provided by Operating Activities	256,053.46
INVESTING ACTIVITIES	
2024 Fixed Assets:2024 Coffee Equipment	-4,234.17
2024 Fixed Assets:2024 Coffee Equipment 1	-14,876.81
2024 Fixed Assets:2024 Equipment	-7,065.00
2024 Fixed Assets:2024 Equipment1	-12,590.80
2024 Fixed Assets:2024 Equipment2	-11,583.77
2024 Fixed Assets:2024 Furniture	-4,500.00
2024 Fixed Assets:2024 Loan Fee	-18,000.00
2024 Fixed Assets:2024 Placement Fee	-8,597.56
Pier 70 Improvements:2024 Pier 70 Improvement	-47,100.00
Pier 70 Improvements:Landlord	62,551.81
Net cash provided by Investing Activities	-65,996.30
FINANCING ACTIVITIES	
Loan from m2 Equipment Finance	-8,030.00
Loan from m2 Equipment Finance1	10,060.06
Loan from SMBX LLC	394,902.44
Clement Draws	-65,997.52
James Draws	-65,997.52
Katherine Draws	-65,997.53
Net cash provided by Financing Activities	198,939.93
Net cash increase for period	388,997.09
Cash at beginning of period	67,333.68
Cash at end of period	**456,330.77**